Exhibit 99.1

Chindata Group Reports First Quarter 2021 Unaudited Financial Results

Recent Financial and Operating Highlights

•

Strong financial performance continued. In the first quarter, top and bottom line remained strong, as revenue increased by 63.9% year-over-year to RMB643.4 million (US$98.2 million) and net income turned positive for the first time and reached RMB58.2 million (US$8.9 million). Adjusted net income and adjusted EBITDA reached historical high and increased by 175.8% and 70.4% year-over-year to RMB109.3 million (US$16.7 million) and RMB307.8 million (US$47.0 million) respectively. Our adjusted EBITDA to interest ratio was 5.3 for the quarter.

•

Released second annual ESG report, green effort continued to be recognized. On April 3, 2021, the Company released its second annual ESG report. Meanwhile, the Company’s green effort continued to be highly recognized in the industry. In the annual clean energy rankings Clean Cloud 2021 released on April 21, 2021 by Greenpeace, an international environmental organization, the Company ranked first (scoring 85 out of 100) for two consecutive years among China’s internet cloud service and data center companies, and obtained full score on its renewable energy performance.

•

Continued to expand existing partnerships and advance project deliveries. In the first quarter, the Company added a total of 46MW in-service capacity and secured contract orders for 15MW of high-density project, for which the capacity of per cabinet installed will reach 25-32KW. The Company continued to leverage on its solid technology to support customers’ high computing power demands, to efficiently convert electric power into computing power, and to assist customers’ business development and expansion.

•

Selected for inclusion in the MSCI China All Shares Index. On May 12, 2021, MSCI announced the results of its May 2021 quarterly index review, selecting the Company for inclusion in the MSCI China All Shares Indexes. The addition of the Company will take effect after market close on May 27, 2021 and signifies the recognition the Company has earned from the capital markets.

BEIJING, May 20, 2021 (GLOBE NEWSWIRE) -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the first quarter of 2021. To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measures, which are described further below.

Management Quote

Mr. Jing JU, Chief Executive Officer of Chindata Group, commented, “With great pleasure, Chindata has gotten off to a good start in this quarter and continued its efforts in converting green power and zero-carbon technology into hyperscale computing power, as well as facilitating our anchor clients in their rapid development and carbon neutrality transformation. Meanwhile, we ranked first for the second year in a row by Greenpeace among internet cloud and data center companies on carbon-neutral performance. Going forward, we will further our efforts in exploring solution for the convergence of digits and carbon neutrality, which is our original aspiration and the responsibility to take in our time. With confidence, we will continue to pioneer in carrying out the universal objective of carbon neutrality and to promote the high-quality development of green digital community with our ecosystem partners.”

Mr. Dongning WANG, Chief Financial Officer of Chindata Group, commented “We continued to show strong financial performance in the first quarter of 2021. Revenue recorded a 63.9% year-over-year increase at RMB643.4 million (US$98.2 million), adjusted EBITDA recorded a 70.4% year-over-year increase at RMB307.8 million (US$47.0 million) and adjusted net income recorded a 175.8% year-over-year increase at RMB109.3 million (US$16.7 million), each standing at historical high respectively. Our profitability remains stable and improving along with the growth, with adjusted EBITDA margin at 47.8% and adjusted net income margin recording a historical 17.0%. Such are constantly proving the prospect and stability of our business model. Going forward, we will continue the effort in diversifying financing channels and to properly deploy our resources for sustainable development and healthy financial performance.”

Business Highlights

Asset Overview

•

In-service capacity increased by 46MW, or 16.0% quarter over quarter, to 337MW, compared to 291MW in the fourth quarter of 2020. The increase was mainly due to the delivery of one project in Northern China (CN09); under-construction capacity reached 154MW, compared to 198MW in the fourth quarter of 2020.

•

Total contracted capacity increased by 3.1% quarter over quarter to 411MW, compared to 399MW in the fourth quarter of 2020. Total contracted and capacity with indication of interest (“IOI”) increased by 0.3% quarter over quarter to 430MW, compared to 429MW in the fourth quarter of 2020.

•

In-service contracted capacity reached 304MW, compared to 253MW in the fourth quarter of 2020; Newly contracted capacity was contributed by two existing projects (CN06, CN08), and the delivery of CN09; contracted ratio for in-service capacity was 90.0%; contracted ratio (including IOI) for in-service capacity was 90.9%.

•	Under-construction contracted capacity reached 108MW; contracted ratio for under-construction capacity was 70.3%; contracted ratio (including IOI) for under-construction capacity was 80.5%.
•

Total utilized capacity increased by around 17MW, or 7.9% quarter over quarter, to 238MW, compared to 221MW in the fourth quarter of 2020. The increase was mainly due to the steady ramp-up of several projects in China (CN01, CN06, CN08, CN09, CN11-A and CS01).

Sales Momentum

The Company continued to explore opportunities to cooperate with potential and existing customers. In China, the Company secured contract orders for 15MW of high-density datacenters with existing customers, with 11MW of which converted from existing IOI capacity.  The capacity of each installed cabinet for the contract orders will reach 25-32KW, which is another demonstration of the Company’s solid technology and solution capacity capable of supporting the customers’ demands for high computing power and cultivating mutual growth with its customers.

First Quarter 2021 Financial Results Summary

TOTAL REVENUES

Total revenues in the first quarter of 2021 increased by 63.9 % to RMB643.4 million (US$98.2 million) from RMB392.5 million in the same period of 2020, primarily driven by the robust growth of the Company’s colocation services.

COST OF REVENUE

In line with the Company’s revenue growth, total cost of revenues in the first quarter of 2021 increased by 59.3% to RMB386.9 million (US$59.1 million) from RMB242.9 million in the same period of 2020, mainly driven by increases in utility costs, depreciation and amortization expenses and share-based compensation costs.

GROSS PROFIT

Gross profit in the first quarter of 2021 increased by 71.4% to RMB256.5 million (US$39.1 million) from RMB149.6 million in the same period of 2020. Gross margin in the first quarter of 2021 expanded to 39.9% from 38.1% in the same period of 2020.

OPERATING EXPENSES

Total operating expenses in the first quarter of 2021 increased by 24.7% to RMB135.4 million (US$20.7 million) from RMB108.6 million in the same period of 2020.

•Selling and marketing expenses in the first quarter of 2021 increased by 33.7% to RMB21.0 million (US$3.2 million) from RMB15.7 million in the same period of 2020, primarily due to higher share-based compensation expenses.

•General and administrative expenses in the first quarter of 2021 increased by 13.8% to RMB96.2 million (US$14.7 million) from RMB84.5 million in the same period of 2020, primarily due to higher professional fee and personnel expenses.

•Research and development expenses in the first quarter of 2021 increased by 117.4% to RMB18.2 million (US$2.8 million) from RMB8.4 million in the same period of 2020, primarily due to higher personnel costs as the Company continued to invest in its research and development initiatives to further enhance its service offerings.

OPERATING INCOME

As a result of the foregoing, operating income in the first quarter of 2021 increased by 195.2% to RMB121.0 million (US$18.5 million), from RMB41.0 million in the same period of 2020. Operating income margin in the first quarter of 2021 was 18.8%, compared with 10.4% in the same period of 2020.

NET INCOME

Net income in the first quarter of 2021 was RMB58.2 million (US$8.9 million), compared to net loss of RMB14.1 million in the same period of 2020. Net income margin in the first quarter of 2021 was 9.0%, compared with -3.6% in the same period of 2020.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share ("ADS") in the first quarter of 2021 were RMB0.16 (US$0.02). Basic and diluted earnings per share were RMB0.08 (US$0.01). Each ADS represents two of the Company's Class A ordinary shares.

ADJUSTED EBITDA

Adjusted EBITDA in the first quarter of 2021 increased by 70.4% to RMB307.8 million (US$47.0 million), from RMB180.6 million in the same period of 2020. Adjusted EBITDA is defined as net income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, management consulting services fee, change in fair value of financial instruments, foreign exchange (gain) loss and non-cash operating lease cost relating to prepaid land use rights.

Adjusted EBITDA margin in the first quarter of 2021 was 47.8%, compared with 46.0% in the same period of 2020 and 43.3% in the fourth quarter of 2020.

Our adjusted EBITDA to interest ratio in the first quarter was 5.3, compared to 5.6 in the fourth quarter of 2020. Adjusted EBITDA to interest ratio is defined as reported adjusted EBITDA divided by reported net interest of the period. Reported net interest equals to reported interest expenses minus reported interest income.

ADJUSTED NET INCOME

Adjusted net income was RMB109.3 million (US$16.7 million) in the first quarter of 2021, compared with RMB39.6 million in the same period 2020, representing a 175.8% YoY increase. Adjusted net income is defined as net income excluding share-based compensation, management consulting services fee, and depreciation and amortization of fixed assets and intangible assets resulting from business combination, as adjusted for the tax effects on Non-GAAP adjustments.

Adjusted net income margin in the first quarter of 2021 was 17.0%, compared with 10.1% in the same period of 2020 and 10.5% in the fourth quarter of 2020.

BALANCE SHEET

As of March 31, 2021, the Company had cash and cash equivalents and restricted cash of RMB6.9 billion (US$1.1 billion), compared to cash and cash equivalents and restricted cash of RMB6.9 billion as of December 31, 2020.

2021	Full Year Business Outlook

TOTAL REVENUES

•	RMB2,700 million – RMB2,780 million, a 47.5-51.8% increase over full year 2020.

ADJUSTED EBITDA

•	RMB1,280 million – RMB1,330 million, a 50.2-56.1% increase over full year 2020.

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, May 20, 2021, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	8215979
Registration Link:	http://apac.directeventreg.com/registration/event/8215979

The replay will be accessible through May 28, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Mainland China:	4006-322162
Hong Kong:	800-963117
Conference ID:	8773029

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://investor.chindatagroup.com/.

Investor Presentation and Supplemental Financial Information

The Company has made available on its website a presentation designed to accompany the discussion of Chindata Group's results and future outlook, along with certain supplemental financial information and other data. Interested parties may access this information through the Chindata Group Investor Relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.5518 to US$1.00, the noon buying rate on March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Ms. Joy Zhang

Zhuo.zhang@chindatagroup.com

Ms. Xiaolin Zhao

xiaolin.zhao@chindatagroup.com

Chindata IR Team

ir@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	6,705,612	6,614,933	1,009,636
Restricted cash	102,598	196,155	29,939
Accounts receivable, net	422,224	469,322	71,633
Value added taxes recoverable	182,982	230,993	35,256
Prepayments and other current assets	176,560	199,503	30,450
Total current assets	7,589,976	7,710,906	1,176,914
Non-current assets
Property and equipment, net	6,423,830	6,640,194	1,013,492
Operating lease right-of-use assets	635,683	740,571	113,033
Finance lease right-of-use assets	144,615	144,710	22,087
Goodwill and intangible assets, net	793,182	782,331	119,407
Restricted cash	103,253	105,628	16,122
Value added taxes recoverable	357,125	375,722	57,346
Other non-current assets	211,934	203,925	31,126
Total non-current assets	8,669,622	8,993,081	1,372,613
Total assets	16,259,598	16,703,987	2,549,527
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	296,913	418,756	63,915
Accounts payable	1,186,030	1,010,415	154,219
Current portion of operating lease liabilities	40,131	51,652	7,884
Current portion of finance lease liabilities	4,906	4,806	734
Accrued expenses and other current liabilities	304,960	304,879	46,534
Total current liabilities	1,832,940	1,790,508	273,286
Non-current liabilities
Long-term bank loans	3,892,120	4,238,688	646,950
Operating lease liabilities	204,305	210,877	32,186
Finance lease liabilities	59,986	58,507	8,930
Other non-current liabilities	530,779	551,002	84,099
Total non-current liabilities	4,687,190	5,059,074	772,165
Total liabilities	6,520,130	6,849,582	1,045,451
Shareholders’ equity:
Ordinary shares	46	46	7
Additional paid-in capital	10,510,516	10,571,854	1,613,580
Statutory reserves	82,792	82,792	12,637
Accumulated other comprehensive loss	(172,586)	(177,187)	(27,044)
Accumulated deficit	(681,300)	(623,100)	(95,104)
Total shareholders’ equity	9,739,468	9,854,405	1,504,076
Total liabilities and shareholders’ equity	16,259,598	16,703,987	2,549,527

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Revenue	392,476	552,989	643,382	98,199
Cost of revenue	(242,874)	(326,874)	(386,920)	(59,056)
Gross profit	149,602	226,115	256,462	39,143
Operating expenses
Selling and marketing expenses	(15,693)	(27,601)	(20,985)	(3,203)
General and administrative expenses	(84,526)	(120,954)	(96,223)	(14,686)
Research and development expenses	(8,384)	(12,864)	(18,225)	(2,782)
Total operating expenses	(108,603)	(161,419)	(135,433)	(20,671)
Operating income	40,999	64,696	121,029	18,472
Interest income	1,704	17,317	15,868	2,422
Interest expense	(51,653)	(59,841)	(73,624)	(11,237)
Foreign exchange loss (gain)	(126)	(3,036)	63	10
Changes in fair value of financial instruments	9,682	(4,218)	12,856	1,962
Others, net	(1,816)	(19,968)	4,240	647
(Loss) income before income taxes	(1,210)	(5,050)	80,432	12,276
Income tax expense	(12,873)	(22,071)	(22,232)	(3,393)
Net (loss) income	(14,083)	(27,121)	58,200	8,883
(Loss) earnings per share:
Basic	(0.02)	(0.04)	0.08	0.01
Diluted	(0.02)	(0.04)	0.08	0.01
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(44,152)	(173,959)	(4,601)	(702)
Comprehensive (loss) income	(58,235)	(201,080)	53,599	8,181

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Net (loss) income	(14,083)	(27,121)	58,200	8,883
Depreciation and amortization	95,492	116,951	138,611	21,156
Share-based compensation	40,333	75,010	41,049	6,265
Amortization of debt issuance cost	5,570	8,706	8,075	1,232
Others	(6,546)	32,926	(7,541)	(1,149)
Changes in operating assets and liabilities	(20,956)	11,620	(45,024)	(6,872)
Net cash generated from operating activities	99,810	218,092	193,370	29,515
Purchases of property and equipment and intangible assets, net of proceeds from sale of property and equipment	(332,007)	(818,637)	(590,998)	(90,204)
Purchase of land use rights	(22,654)	(93,272)	(63,401)	(9,677)
Cash paid for equity investment and business combination, net of cash acquired	—	(56,992)	—	—
Net cash used in investing activities	(354,661)	(968,901)	(654,399)	(99,881)
Net proceeds from financing activities	374,374	4,399,707	447,158	68,250
Net cash generated from financing activities	374,374	4,399,707	447,158	68,250
Exchange rate effect on cash, cash equivalents and restricted cash	2,753	(235,101)	19,124	2,918
Net increase in cash, cash equivalents and restricted cash	122,276	3,413,797	5,253	802
Cash, cash equivalents and restricted cash at beginning of period	1,119,840	3,497,666	6,911,463	1,054,895
Cash, cash equivalents and restricted cash at end of period	1,242,116	6,911,463	6,916,716	1,055,697

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Net (loss) income	(14,083)	(27,121)	58,200	8,883
Add: Depreciation and amortization(1)	96,517	118,880	140,618	21,462
Add: Net interest expenses	49,949	42,524	57,756	8,815
Add: Income tax expenses	12,873	22,071	22,232	3,393
Add: Share-based compensation	40,333	75,010	41,049	6,265
Add: Management consulting services fee	3,961	—	—	—
Add: Changes in fair value of financial instruments	(9,682)	4,218	(12,856)	(1,962)
Add: Foreign exchange loss (gain)	126	3,036	(63)	(10)
Add: Non-cash operating lease cost relating to prepaid land use rights	615	779	836	128
Adjusted EBITDA	180,609	239,397	307,772	46,974
Adjusted EBITDA margin	46.0%	43.3%	47.8%	47.8%

Note:

(1)	Before the deduction of government grants.

	For the three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Net (loss) income	(14,083)	(27,121)	58,200	8,883
Add: Depreciation and amortization of fixed assets and intangible assets resulting from business combination	12,384	12,322	12,282	1,875
Add: Share-based compensation	40,333	75,010	41,049	6,265
Add: Management consulting services fee	3,961	—	—	—
Add: Tax effects on non-GAAP adjustments(1)	(2,961)	(2,231)	(2,221)	(339)
Adjusted Net Income	39,634	57,980	109,310	16,684
Adjusted Net Income margin	10.1%	10.5%	17.0%	17.0%

Note:

(1)

Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of fixed assets and intangible assets resulting from business combination, and management consulting services fee.